KOOR INDUSTRIES LTD. REPORTS CONSOLIDATED RESULTS FOR THE THIRD QUARTER AND NINE MONTHS 2004

o Net Income for third quarter 2004 $3.0 million - up 147% vs. third quarter
2003
o Nine Month 2004 Net Income $28 million - substantially higher than $8m last year
o Improvement in all quarterly and nine month 2004 profit margins

ROSH HA'AYIN, Israel - November 23, 2004 - Koor Industries Ltd. (NYSE: KOR), (the "Company", "Koor") a leading Israeli investment holding company, reported today its consolidated financial results for the third quarter and nine months ended September 30, 2004.

THIRD QUARTER 2004 RESULTS

Net Income for the quarter increased 147% to $3.0 million or $0.19 per diluted ordinary share and $0.04 per American Depositary Share ("ADS"), compared to $1.2 million or $0.08 per diluted ordinary share and $0.02 per ADS for the third quarter last year.

Net Income for the quarter included a $9.6 million net capital gain from the sale of 16% of Knafaim Arkia, and a $9.5 million charge following the impairment of a tax asset at Telrad Networks ("Telrad").

Operating profit from consolidated companies (not including ECI Telecom (NASDAQ:
ECIL), which is accounted for on an equity basis) for the third quarter was $64.7 million, a 25% increase compared to $51.7 million for the same period in 2003. The increase in the operating profit is mainly due to an increase in the operating results of Makhteshim Agan Industries (TASE: MAIN), partially offset by Telrad's operating loss. Operating profit as a percent of revenues was 13% for the third quarter this year and last year.

Revenues from consolidated companies for the third quarter totaled $491.2 million, a 19% increase compared to $412.8 million for the third quarter of 2003. The increase in revenues is mainly due to a substantial increase in the revenues of consolidated Makhteshim Agan and a slight increase of the Sheraton Moriah hotel chain's revenues, partially offset by a decline in the revenues of Telrad Networks and the Elisra Group.

Commenting on the results, Jonathan Kolber, Chief Executive Officer of Koor Industries said: "This quarter we took several strategic steps with a view to strengthening and further focusing Koor's holding portfolio. Koor acquired the 32.5% controlling stake in Tadiran Communications, a leader in communications equipment, aimed at creating a stronger and more competitive player in the international and domestic defense markets. We welcomed a new investor to Telrad Networks. Fortissimo Capital is a private equity firm specializing in technology companies and we look forward to working together in identifying and promoting Telrad's growth factors. We also sold 19% of Knafaim Arkia for $32 million in cash and an $11.2 million capital gain, of which $9.5 million were recorded in the third quarter and $2.8 will be recorded in the fourth quarter of 2004."

Yuval Yanai, Chief Financial Officer of Koor Industries said: "Our two main holdings - Makhteshim Agan Industries and ECI Telecom, both had a very strong quarter. Makhteshim Agan presented yet another quarter of record growth and profitability while telecom equipment provider ECI Telecom presented its first profitable quarter after many quarters and strong growth in all parameters. Both companies continue to identify and meet opportunities in the international market. Telrad Networks continues to suffer from a decline in orders. Elisra Group continues to record a small profit while generating orders from international customers".

NINE MONTHS 2004 RESULTS

Net Income for the nine months increased substantially to $28.5 million or $1.75 per diluted ordinary share and $0.35 per American Depositary Share ("ADS"), compared to the $7.8 million or $0.51 per diluted ordinary share and $0.10 per ADS for the nine months last year.

Net income for the nine months of 2004 includes a $22 million capital gain, net of the realization of a deferred tax asset of a $13 million recorded in 2003, from the sale of 27 million of shares of Makhteshim Agan held by Koor. Net income also includes the $9.5 million net capital gain from the sale of 16% of Knafaim Arkia, and the $9.5 million charge following the impairment of a tax asset at Telrad Networks recorded during the third quarter.

Operating profit from consolidated companies for the nine months was $212.3 million, compared to $148.3 million for the same period in 2003, an increase of 43%. Operating profit as a percent of revenues was 14%, compared to 11% for the same period in 2003.

Revenues from consolidated companies for the nine months totaled $1,523.7 million, an 18% increase compared to $1,292.4 million for the nine months of 2003.

RESULTS OF KEY HOLDINGS*

TELECOMMUNICATIONS
ECI Telecom (in accordance with US GAAP)
Revenues for the third quarter totaled $128.5 million, a 36% increase compared to $94.5m in the third quarter of 2003. Operating income for the quarter totaled $6.4 million, compared to an operating loss of $7.7 million in the third quarter of 2003. Net profit for the quarter totaled $6.0 million, compared to a net loss of $14.6 million in the third quarter last year.

Revenues for the first nine months totaled $357.0 million, a 23% increase compared to $289.5 million in the same period last year. Operating profit for the nine months was $7.4 million compared to an operating loss of $29.9 million for the nine months of 2003. Net profit for the nine months was $1.3 million, compared to a net loss of $57.4 million last year.

Telrad Networks
Revenues for the third quarter totaled $22.6 million, compared to $36.3 million for the third quarter of 2003, a 38% decline. Operating loss for the quarter was $4.6 million compared to $1.1 million in the third quarter of 2003. Net loss for the quarter was $14.9 million compared to breaking even in the third quarter of 2003. Net loss for the quarter included a one-time $9.5 million charge following the impairment of a deferred tax asset.

Revenues for the nine months totaled $84.1 million, compared to $113.0 million for the same period in 2003, a 26% decline. Operating loss for the nine months was $7.2 million compared to a $2.0 million operating profit in the same period last year. Net loss for the nine months was $18.3 million compared to $1.2 million net profit in the nine months in 2003. The net loss includes the above mentioned one-time charge.

During the third quarter Koor Industries signed an agreement to sell 39% of its holding in Telrad to Fortissimo Capital ("Fortissimo"), a technology private equity firm, for $21 million. Following the transaction, Koor will extend a $21 million loan to Telrad. The loan will serve as a limited indemnification to Telrad against certain events that might occur during the next five years.

During November 2004 Koor and Fortissimo closed the first part of the transaction with Fortissimo transferring $10.5 million for 19.5% of the Telrad. Yuval Cohen, Managing Partner of Fortissimo was also nominated active chairman of Telrad.

AGROCHEMICALS
Makhteshim-Agan Industries
Revenues for the third quarter totaled $362.8 million, a 30% increase compared to $279.0 million for the same period in 2003. Operating profit for the quarter was $68.5 million, or 19% of revenues, compared to $50.8 million, or 18% of revenues in the same period in 2003, a 35% increase. Net profit for the quarter increased 61% to $37.3 million, compared to $23.2 million for the third quarter of 2003.

Revenues for the nine months totaled $1,129.3 million, a 28% increase compared to $883.7 million for the same period in 2003. Operating profit for the nine months totaled $218.8 million, or 19% of revenues, compared to $162.8 million, or 18% of revenues in the same period in 2003, a 34% increase. Net profit for the nine months of 2004 increased 56% to $123.0 million, compared to $78.8 million for the same period in 2003.

DEFENSE ELECTRONICS
Elisra Group
Revenues for the third quarter totaled $64.9 million, compared to $64.5 million in the second quarter of 2004, a slight increase, and $69.3 million for the same period in 2003. Operating profit for the quarter totaled $1.4 million, compared to a small operating loss in the second quarter of 2004 and a $1.5 million operating profit last year. Net profit for the quarter totaled $0.7 million, compared to $0.1 million in the second quarter and $1.5 million for the third quarter last year.

Revenues for the nine months of 2004 totaled $193.6 million, compared to $210.8 million for the same period in 2003, an 8% decline. Operating profit for the nine months was $2.7 million, compared to a $5.5 million operating loss in the same period in 2003. Net profit for the nine months was $0.8 million, compared to a $4.0 million net loss for the same period last year. Excluding the one-time charge recorded in the second quarter of 2004 relating to the restructuring measures implemented at Tadiran Electronic Systems, Elisra generated an operating profit of $4.6 million and a net profit of $2.7 million in the nine months of 2004. Net loss for the nine months of 2003 included $2.2 million net loss from divested BVR Systems.

Tadiran Communications
During the third quarter Koor signed an agreement to acquire approximately 33% of Tadiran Communications ("TadCom") for $141 million based on a company value of approximately $430 million. After the end of the quarter Koor completed the transaction and will start to record its holding in TadCom on an equity basis starting the fourth quarter of 2004.

* Our Key Holdings' results are presented as published. Differences may occur during consolidation given accounting principles and currency translation differences.

Conference call details:
Date: November 22, 2004
Time: 11:00 am EDT (16:00 UK, 18:00 Israel)
US phone: 1 866 500 4964; Canada phone: 1-888-604-5839
UK phone: 0 800 917 4256; Israel phone: 03 9255910
Replay no. (until December 1, 2004): 1 888 269 0005 (US),
+972 (0) 3 925 5902 (International) or on Koor's website under `Investor Relations' - www.koor.com
             ------------


*********************    Financial    Tables    Follow    *********************

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About Koor
Koor Industries is a leading investment holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in telecommunications through its holdings in ECI Telecom (NASDAQ: ECIL), Telrad Networks and ECTel (NASDAQ: ECTX); in agrochemicals through Makhteshim Agan Industries (TASE: MAIN); in defense electronics through the Elisra Defense Group; and in promising start-ups through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's ordinary shares are traded on the Tel Aviv Stock Exchange (TASE: KOR). For additional information on Koor please access our website www.koor.com.

For further information, please contact:
Yuval Yanai - Senior Vice President and CFO, Koor Industries Ltd.
Tel. +9723 9008 310
or
Fiona Darmon - Director of Corporate Communications, Koor Industries Ltd. Tel. +9723 9008 417

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.


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

Koor Industries Ltd.                                                                                        (AN ISRAELI CORPORATION)
------------------------------------------------------------------------------------------------------------------------------------
Condensed Consolidated Statement of Operations

                                                          Nine months ended                Three months ended            Year ended
                                                             September 30                     September 30               December 31
                                                             2004             2003            2004           2003               2003
                                                    --------------    -------------    ------------    -----------  ----------------
                                                                              UnAudited                                      Audited
                                                    -------------------------------------------------------------- -----------------
                                                                                  Convenience translation
                                                                                (U.S. dollars in thousands)

Income from sales and services                          1,523,655        1,292,437         491,232        412,822          1,715,848
Cost of sales and services                              1,038,707          908,870         333,297        285,278          1,203,245
                                                        ---------          -------         -------        -------          ---------
Gross Profit                                              484,948          383,567         157,935        127,544            512,603

Selling and marketing expenses                            187,830          157,104          66,980         50,183            209,830
General and administrative                                 84,832           78,126          26,229         25,628            102,799
                                                           ------           ------          ------         ------            -------
Operating earnings                                        212,286          148,337          64,726         51,733            199,974

Finance expenses, net                                      48,321           38,213          14,109         25,222             50,915
                                                           ------           ------          ------         ------             ------
                                                          163,965          110,124          50,617         26,511            149,059

Other income (expenses)                                     4,795          -38,057          -1,954         -7,799            -49,023
                                                            -----          -------          ------         ------            -------

Earnings before taxes on income                           168,760           72,067          48,663         18,712            100,036

Taxes on income                                            68,413           12,670          22,575            470             19,048
                                                           ------           ------          ------            ---             ------
                                                          100,347           59,397          26,088         18,242             80,988

Equity in results of affiliates, net                          487          -18,220            -269         -8,159            -25,396
                                                              ---          -------            ----         ------            -------
                                                          100,834           41,177          25,819         10,083             55,592

Minority interest in subsidiaries, net                    -72,355          -33,386         -22,772         -8,848            -45,248
                                                          -------          -------         -------         ------            -------
                                                    --------------    -------------    ------------    -----------    --------------
Net Profit for the period                                  28,479            7,791           3,047          1,235             10,344

Basic earning per Ordinary Share (in $):
Per Share                                                    1.75             0.19            0.51           0.08               0.66
                                                             ----             ----            ----           ----               ----
Per ADS                                                      0.35             0.04            0.10           0.02               0.13
                                                             ----             ----            ----           ----               ----

Weighted  average shares
outstanding (in thousands)                                 16,301           15,404          16,301         15,673             15,717



Koor Industries Ltd.                                                                                        (AN ISRAELI CORPORATION)
------------------------------------------------------------------------------------------------------------------------------------
Condensed Consolidated Balance Sheet

                                                                    September 30          September 30               December 31
                                                                            2004                  2003                      2003
                                                                -----------------     -----------------     ---------------------
                                                                       UnAudited             UnAudited                   Audited
                                                                -----------------     -----------------     ---------------------
                                                                                    Convenience translation
Assets                                                                            (U.S. dollars in thousands)
Current Assets:
Cash and cash equivalents                                                189,190               114,147                   132,397
Short-term deposits and investments                                      120,643                75,827                    81,840
Trade Receivables                                                        456,731               451,203                   457,934
Other accounts receivable                                                134,597               100,524                   100,886
Assets designed  for sale                                                  9,361                 9,530                     9,488
Inventories                                                              453,801               407,373                   420,739
                                                                         -------
Total current assets                                                   1,364,323             1,158,604                 1,203,284
Investments and Long-Term Receivables                                    285,575               349,944                   318,418
Fixed Assets, net                                                        662,693               664,525                   653,371
Other Assets, net                                                        555,016               486,620                   473,245
                                                                -----------------     -----------------     ---------------------
                                                                       2,867,607             2,659,693                 2,648,318
                                                                =================     =================     =====================

Liabilities and Shareholders` Equity
Current Liabilities:
Credits from banks and others                                            310,350               266,668                   351,942
Trade payables                                                           315,303               265,917                   299,595
Other payables                                                           309,878               282,804                   283,404
Customer advances, net                                                    52,321                32,342                    34,904
                                                                                                ------
Total current liabilities                                                987,851               847,731                   969,844
                                                                         -------               -------                   -------

Long-Term Liabilities:
Long-Term Loans                                                          563,432               825,736                   696,081
Debentures                                                               150,000                89,370
Customer advances                                                         26,001                45,318                    43,305
Deferred taxes on income                                                  57,249                44,166                    44,575
Accrued employee rights upon retirement                                   46,449                49,211                    42,839
                                                                          ------                ------                    ------
Total long-term liabilities                                              843,131             1,053,801                   826,800
Convertible Debentures of Subsidiary                                      53,440                                          75,920
Minority Interests                                                       544,346               365,553                   387,447
Shareholders` Equity                                                     438,839               392,608                   388,307
                                                                -----------------     -----------------     ---------------------
                                                                       2,867,607             2,659,693                 2,648,318
                                                                =================     =================     =====================

Shares outstanding (in thousands)                                      15,815.37             15,673.38                 15,741.16
Shareholders equity per ordinary share                                     27.75                 25.05                     24.67
Shareholders equity per ADS                                                 5.55                  5.01                      4.93
